INVESTMENT MANAGERS SERIES TRUST II

235 W. Galena Street

Milwaukee, Wisconsin 53212

VIA EDGAR

December 8, 2020

U.S. Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Attention: Division of Investment Management

Re:	Investment Managers Series Trust II (the “Registrant”)

Registration Statement on Form N-14 (File No. 333-249769)

Ladies and Gentlemen:

This letter summarizes the comments provided to me by Ms. Christina Fettig of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on November 18, 2020, and by Ms. Deborah O’Neal of the staff of the Commission by telephone on December 1, 2020, on the Registrant’s registration statement filed on Form N-14 (the “Registration Statement”) relating to the proposed reorganization of Kellner Merger Fund (the “Acquired Fund”), a series of Advisors Series Trust, AXS Merger Fund (the “Acquiring Fund”, a series of the Registrant. The Acquired Fund and the Acquiring Fund are referred to herein as the “Funds.”

Responses to all of the comments are included below and, as appropriate, will be incorporated into a filing made pursuant to Rule 497 under the Securities Act of 1933. Capitalized terms not otherwise defined in this letter have the meanings assigned to them in the Registration Statement.

General

1.	Please incorporate comments given with respect to Post-Effective Amendment No. 226 (“PEA No. 226”) to the Registrant’s Registration Statement on Form N-1A filed with the Commission on October 23, 2020.

Response: The Registrant has incorporated all applicable revisions from PEA No. 226 into the Registration Statement.

Shareholder Letter

2.	On page 1 of the shareholder letter, the last sentence of the first paragraph states “[i]f the shareholders of an Acquired Fund do not approve the Reorganization of the Acquired Fund, then that Reorganization will not be implemented and the Board of Trustees of the Trust (the “Board”) will consider additional actions as it deems to be in the best interests of the applicable Acquired Fund.” Please elaborate here and elsewhere in the Combined Proxy Statement and Prospectus what additional actions the Board may consider taking in the event the Reorganization is not approved with respect to an Acquired Fund.

Response: The Registrant confirms that, if the Reorganization is not approved by the shareholders of the Acquired Fund, the Acquired Fund will remain as a series of Advisors Series Trust and Kellner will continue to manage the Acquired Fund. The current disclosure states:

If the shareholders of the Acquired Fund do not approve the Reorganization of the Acquired Fund, then the Reorganization will not be implemented, the Acquired Fund will remain in the Trust and Kellner will continue to serve as investment advisor.

Questions & Answers

3.	On page ii, in the question “Who will manage the Acquiring Fund?” it states that AXS and IMST II have applied for an exemptive order pursuant to which AXS would operate under a “manager of managers” structure. Does the target trust and/or advisor to the Acquired Fund have a similar exemptive order or applied for such an order? If so, please disclose.

Response: The Registrant confirms the target trust and advisor to the Acquired Fund do not have a manager of managers exemptive order, nor have either applied for such order. The following disclosure has been added to the response under “Who will manage the Acquiring Fund” as follows:

The Trust does not have a similar exemptive order with respect to the operation of the Acquired Fund.

4.	On page iv, in the response to the question “How will the proposed Reorganization affect the fees and expenses I pay as a shareholder of the Acquired Fund?” it states that the AXS has agreed for a period of two years from the date of the Reorganization to maintain the same expense limitation for the Acquiring Fund currently in place for the Acquired Fund. In certain places in the Registration Statement it indicates the agreement to maintain the expense limitation through January 31, 2023. Please confirm if the two-year period will continue through January 31, 2023.

Response: The Registrant confirms the expense limitation agreement for the Acquiring Fund will remain in effect for a two-year period from the date of the Reorganization, which is expected to occur on January 22, 2021. The Registrant has changed references in the Registration Statement to indicate the expense limitation agreement for the Acquiring Fund will continue in effect until January 22, 2023.

5.	On page v, in the question “Who is paying for expenses related to the Special Meeting and the Reorganization?” please explain the phrase “except if and to the extent that payment of those costs would result in adverse tax consequences” and add disclosure explaining what those adverse tax consequences are and who would pay the expenses incurred in connection with the Reorganization if that were to happen.

Response: The Registrant confirms that MFAC and UMB will pay all costs associated in connection with the Reorganization even if the Reorganization is not consummated. Both the Acquired Fund and the Acquiring Fund will not bear any costs associated with the Reorganization. It is not expected that costs in connection with the Reorganization will be borne by any persons other than MFAC and UMB. Since neither the Funds nor the shareholders will bear any costs with respect to the Reorganization, it is not expected for there to be any adverse tax consequences to the Fund or its shareholders. Therefore, the phrase “except if and to the extent that payment of those costs would result in adverse tax consequences” has been removed.

Combined Proxy/Prospectus

6.	On page two, please add hyperlinks to documents previously filed with the SEC and incorporated by reference into the Proxy Statement.

Response: The Registrant has added the hyperlinks to each of the documents incorporated by reference as requested.

7.	Please confirm that dividends and interest on short sales are reflected in the Fee Table.

Response: The Registrant so confirms.

8.	Please confirm that the fees shown in the Fee Table represent current fees in accordance with Item 3 of Form N-14.

Response: The Registrant so confirms.

9.	The total annual fund operating expenses (before and after waivers) for the Acquired Fund in the Fee Table do not correspond to the financial highlights for the period ended June 30, 2020 (contained in Appendix C). Please confirm whether the fees shown in the Fee Table should correspond to the Acquired Fund’s financial highlights.

Response: The Registrant has revised the Fee Table to correspond to the financial highlights for the period ended June 30, 2020.

	Acquired Fund Investor Class Shares		Acquiring Fund Investor Class Shares (Pro Forma)
Shareholder Fees (fees paid directly from your investment)
Maximum sales charge (load) imposed on purchases		None		None
Maximum deferred sales charge (load)		None		None
Redemption fee if redeemed within 30 days of purchase (as a percentage of amount redeemed)		None		1.00%
Wire fee		$15		$20
Overnight check delivery fee		None		$25
Retirement account fees (annual maintenance fee)		$15		$15
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management fees[1]		1.25%		1.25%
Distribution (Rule 12b-1) fee		0.25%		0.25%
Other expenses[2]		0.97%		0.93%
Interest expense and dividends on securities sold short	0.70%		0.70%
Recoupment of expenses[3,4]	--		0.01%
All other expenses	0.27%		0.22%
Total annual fund operating expenses[3,4]		2.47%		2.43%
Fee Waiver and/or Expense Reimbursement		(0.02%)		--
Total Annual Fund Operating Expenses (after fee waiver and/or expense reimbursement)		2.45%		2.43%

	Acquired Fund Institutional Class Shares		Acquiring Fund Class I Shares (Pro Forma)
Shareholder Fees (fees paid directly from your investment)
Maximum sales charge (load) imposed on purchases		None		None
Maximum deferred sales charge (load)		None		None
Redemption fee if redeemed within 30 days of purchase (as a percentage of amount redeemed)		None		1.00%
Wire fee		$15		$20
Overnight check delivery fee		None		$25
Retirement account fees (annual maintenance fee)		$15		$15
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management fees[1]		1.25%		1.25%
Distribution (Rule 12b-1) fee		None		None
Other expenses[2]		0.97%		0.93%
Interest expense and dividends on securities sold short	0.70%		0.70%
Recoupment of expenses[3,4]	--		0.01%
All other expenses	0.27%		0.22%
Total annual fund operating expenses[3,4]		2.22%		2.18%
Fee Waiver and/or Expense Reimbursement		(0.02%)		--
Total Annual Fund Operating Expenses (after fee waiver and/or expense reimbursement)		2.20%		2.18%

In addition, the Example table has been revised as follows:

The Example below is intended to help you compare the cost of investing in the Acquired Fund with the cost of investing in the Acquiring Fund on a pro forma basis. The Example assumes that you invest $10,000 in a Fund and then redeem all of your shares at the end of each period. The Example also assumes that your investment has a 5% annual return, that each Fund’s Total Annual Fund Operating Expenses remain as stated in the previous table and that distributions are reinvested. The Example for the Acquired Fund reflects the Acquired Fund’s contractual fee waiver and/or expense reimbursement only for the term of the contractual fee waiver and/or expense reimbursement. Although your actual costs may be higher or lower, based on these assumptions, your costs would be as follows, if you redeem your shares:

	One Year	Three Years	Five Years	Ten Years
Acquired Fund – Investor Class Shares	$248	$768	$1,314	$2,805
Acquiring Fund – Investor Class Shares (Pro forma)	$246	$758	$1,296	$2,766
Acquired Fund – Institutional Class Shares	$223	$692	$1,188	$2,553
Acquiring Fund - Class I Shares (Pro forma)	$221	$682	$1,169	$2,513

10.	Please remove the underline for the line item “Recoupment of fees” in the Fee Table.

Response: The Registrant has made the requested revision.

11.	In the Example, it appears the figures for the Acquired Fund include the one-year of waiver. Please disclose this in the narrative.

Response: The Registrant has revised the disclosure as follows:

The Example below is intended to help you compare the cost of investing in the Acquired Fund with the cost of investing in the Acquiring Fund on a pro forma basis. The Example assumes that you invest $10,000 in a Fund and then redeem all of your shares at the end of each period. The Example also assumes that your investment has a 5% annual return, that each Fund’s Total Annual Fund Operating Expenses remain as stated in the previous table and that distributions are reinvested. The Example for the Acquired Fund reflects the Acquired Fund’s contractual fee waiver and/or expense reimbursement only for the term of the contractual fee waiver and/or expense reimbursement. ~~The Example for the Acquiring Fund reflects the Acquiring Fund’s contractual fee waiver and/or expense reimbursement for the two-year period following the Reorganization through January 31, 2023 as shown in the one-year and three-year columns.~~ Although your actual costs may be higher or lower, based on these assumptions, your costs would be as follows, if you redeem your shares.

12.	The disclosure in the Example indicates that the numbers reflect the waiver for the one and two-year periods for the Acquiring Fund however, the Pro Forma Fee Table does not reflect the fee waiver. Please reconcile these differences.

Response: As reflected in the Fee Table and Example in the response to comment #9 above, the Acquiring Fund’s total annual fund operating expenses are not expected to exceed the expense cap. Therefore, there is no fee waiver or expense reimbursement reflected in the Example for the Acquiring Fund. Please see the response to comment #11 above for revisions to the disclosure for the Example.

13.	Please confirm that the payment of any recoupment by Kellner will be paid directly from the Acquiring Fund. Further, please explain how the Board determined that recoupment by the former advisor is appropriate after the termination of its advisory agreement.

Response: The Registrant confirms that following the Reorganization, the recoupment from the Acquiring Fund for fees waived or payments made by Kellner to the Acquired Fund will be paid directly to Kellner by the Acquiring Fund. The Registrant and Advisors Series Trust, including the respective Board, believe the arrangement allowing Kellner to recoup fees and expenses following the Acquired Fund’s reorganization into the Acquiring Fund is consistent with the Acquiring Fund’s agreement to assume all of the liabilities of the Acquired Fund, whether known or unknown, contingent, accrued or otherwise (see Paragraph 1.3 of the Agreement and Plan of Reorganization). The recoupment of amounts previously waived or reimbursed by Kellner to the Acquired Fund is a contingent liability of the Acquired Fund.

14.	Under “Comparison of Principal Investment Strategies” beginning on page 9, the principal investment strategies for the Acquiring Fund state, “[t]he types of equity securities in which the Fund primarily invests include common stocks and preferred stocks of any size market capitalization and may also include real estate investment trusts ("REITs") and master limited partnerships (“MLPs”).” Please confirm in your written response that the Acquiring Fund will only invest in the limited partner interests of the MLPs.

Response: The Registrant so confirms.

15.	Please add a new advisor risk factor in the “Comparison of Principal Investment Risks” beginning on page 12, and to principal risks contained in Appendix B.

Response: The Registrant has added the following disclosure:

New Advisor Risk. The Advisor is a newly organized investment advisor and has a limited operating history and performance track record.

16.	On page B-1 of Appendix B, under Principal Investment Strategies, it states the Fund may invest in convertible bonds. Please disclose the credit quality and maturity of those investments. In addition, please confirm whether the Fund will invest in “junk” bonds and if so, please add appropriate disclose to the Acquiring Fund’s principal strategies and risks.

Response: The Registrant confirms the Acquiring Fund does not intend to invest in convertible bonds as part of its principal investment strategies. Therefore, the disclosure regarding convertible bonds contained in Appendix B under the Acquiring Fund’s Principal Investment Strategies has been removed. In addition, the Registrant confirms the Fund does not intend to invest in “junk” bonds; therefore, no additional disclosure has been added.

17.	On page 32, in the second sentence of the second paragraph, please remove the duplicate “AXS” from the sentence.

Response: The Registrant has made the requested revision.

18.	If applicable, please disclose the amount of capital loss carryforwards for the Acquired Fund and the effect on such capital loss carryforwards after the Reorganization

Response: The Acquired Fund does not have any capital loss carryforwards as of its most recent fiscal year ended December 31, 2019.

19.	Please disclose if there are any valuation differences that would cause an adjustment to the assets on the Reorganization date. If there are valuation differences and the adjustments are material, it should be shown as an adjustment to the capitalization table.

Response: The Registrant confirms that there are no valuation differences that would cause an adjustment to the assets on the Reorganization date.

* * * * *

The Registrant believes that it has fully responded to each comment. If, however, you have any further questions or required further clarification of any response, please contact me at (626) 385-5777. I may also be reached at diane.drake@mfac-ca.com.

Sincerely,

/s/ DIANE J. DRAKE

Diane J. Drake

Secretary